================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   -----------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 49)

                   -----------------------------------------

             First Union Real Estate Equity and Mortgage Investments
                                (Name of Issuer)

                 Shares of Beneficial Interest, $1.00 par value

                         (Title of Class of Securities)

                                    337400105

                                 (CUSIP Number)


                   -----------------------------------------

                             David S. Klafter, Esq.
                       Gotham Partners Management Co., LLC
                              110 East 42nd Street
                            New York, New York 10017
                                 (212) 286-0300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                   -----------------------------------------

                                December 23, 2002

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




================================================================================

------------------------------                         -------------------------
     CUSIP No. 337400105             SCHEDULE 13D             (Page 2 of 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners, L.P
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   Number of               7.  SOLE VOTING POWER
                                0
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    7,424,903

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    0

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                7,424,903

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING*

         PN
--------------------------------------------------------------------------------

* See Instructions

** By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

------------------------------                         -------------------------
     CUSIP No. 337400105             SCHEDULE 13D             (Page 3 of 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham International Advisors, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   Number of               7.  SOLE VOTING POWER
                                0
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    7,424,903

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    0

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                7,424,903

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING*

         OO; IA
--------------------------------------------------------------------------------

* See Instructions

** By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

------------------------------                         -------------------------
     CUSIP No. 337400105             SCHEDULE 13D             (Page 4 of 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   Number of               7.  SOLE VOTING POWER
                                0
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    7,424,903

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    0

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                7,424,903

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING*

         PN
--------------------------------------------------------------------------------

* See Instructions

** By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

------------------------------                         -------------------------
     CUSIP No. 337400105             SCHEDULE 13D             (Page 5 of 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings II, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC; OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   Number of               7.  SOLE VOTING POWER
                                0
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    7,424,903

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    0

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                7,424,903

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING*

         PN
--------------------------------------------------------------------------------

* See Instructions

** By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

            This Amendment No. 49 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham Holdings II, L.L.C. ("Holdings II") and Gotham International Advisors, L.L.C. ("Gotham International"), Delaware limited liability companies (Gotham, Gotham III, Holdings II and Gotham International together on behalf of themselves and their controlled affiliates, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

            Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION

            Item 4 is hereby amended and supplemented to add the following information:

            (a) - (j) On December 23, 2002, Gotham and Gotham Golf Corp. ("Gotham Golf") delivered a letter to the special committee to the Issuer's board of trustees in connection with the proposed merger of the Issuer with and into Gotham Golf. The letter outlined an alternative, restructured merger transaction that, in Gotham's and Gotham Golf's view, would allay the concerns of the Issuer's preferred shareholders and would be a superior transaction to the Issuer's security holders including, senior debt holders, preferred shareholders and common shareholders. The terms of the restructured merger transaction are set forth in the December 23, 2002 letter, a copy of which is attached as Exhibit 99.1 and incorporated herein by reference.

            Except as set forth above, the prior disclosure as set forth on the
Schedule 13D remains in full force and effect.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 99.1  Letter, dated December 23, 2002, from Gotham
                          Partners, L.P. and Gotham Golf Corp. to the Special Committee to the Board of Trustees of First Union Real Estate Equity and Mortgage Investments.

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 23, 2002

                                    GOTHAM PARTNERS, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                        ------------------------------
                                        President
                                        William A. Ackman

                                    GOTHAM PARTNERS III, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                        ------------------------------
                                        President
                                        William A. Ackman


                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By: /s/ William A. Ackman
                                        ------------------------------
                                        Senior Managing Member
                                        William A. Ackman

                                    GOTHAM HOLDINGS II, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                    the Manager


                                    By: /s/ William A. Ackman
                                        ------------------------------
                                        Senior Managing Member
                                        William A. Ackman